Santander



BANCO SANTANDER-CHILE AND SUBSIDIARIES

CONSOLIDATED FINANCIAL INFORMATION

As of January 31, 2022

The principal balances and results accumulated for the period ending January 2022 (amounts in millions of Chilean pesos).

SUMMARIZED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Principal assets	MCh$
Cash and deposits in banks	2,473,331
Loans and accounts receivables from customers and banks, net	35,518,588
Loans and accounts receivables from customers at fair value, net	98,840
Financial instruments	9,682,421
Financial derivative contracts	8,332,905
Other asset items	4,313,543
Total assets	**60,419,628**

Principal liabilities	MCh$
Deposits and other demand liabilities	17,316,152
Time deposits and other time liabilities	9,604,121
Issued debt and regulatory capital instruments	8,628,249
Financial derivative contracts	9,479,828
Other liabilities items	11,569,987
Total equity	3,821,291
Total liabilities and Equity	**60,419,628**

Equity attributable to:	
Equity holders of the Bank	3,725,638
Non-controlling interest	95,653

SUMMARIZED CONSOLIDATED STATEMENTS OF INCOME FOR THE PERIOD

Operational results	MCh$
Net interest income	141,483
Net fee and commission income	32,944
Result from financial operations	16,109
Total operating income	**190,536**
Provision for loan losses	(21,204)
Support expenses	(64,884)
Other results	(8,801)
Income before tax	**95,647**
Income tax expense	(17,559)
Net income for the period	**78,088**

Attributable to:	
Equity holders of the Bank	76,779
Non-controlling interest	1,309

JONATHAN COVARRUBIAS H.
Chief Accounting Officer

MIGUEL MATA HUERTA
Chief Executive Officer


Santander
Santander

BANCO SANTANDER-CHILE Y AFILIADAS
INFORMACIÓN FINANCIERA CONSOLIDADA

Al 31 de enero de 2022

A continuación, se presentan los principales saldos de balance y resultados acumulados por el periodo de cierre de mes de enero de 2022 (cifras en millones de pesos).

ESTADO DE SITUACIÓN FINANCIERA CONSOLIDADO RESUMIDO

Principales rubros del activo	MM$
Efectivo y depósitos en bancos	2.473.331
Créditos y cuentas por cobrar a clientes y bancos	35.518.588
Créditos y cuentas por cobrar a clientes a valor razonable	98.840
Instrumentos financieros	9.682.421
Contratos de derivados financieros	8.332.905
Otros rubros del activo	4.313.543
Total Activos	**60.419.628**

Principales rubros del pasivo	MM$
Depósitos y otras obligaciones a la vista	17.316.152
Depósitos y otras captaciones a plazo	9.604.121
Instrumentos de deuda y capital regulatorio emitidos	8.628.249
Contratos de derivados financieros	9.479.828
Otros rubros del pasivo	11.569.987
Total patrimonio	3.821.291
Total Pasivos y Patrimonio	**60.419.628**

Patrimonio atribuible a:	
Tenedores patrimoniales del Banco	3.725.638
Interés no controlador	95.653

ESTADO DE RESULTADOS CONSOLIDADO DEL PERIODO RESUMIDO

Resultados operacionales	MM$
Ingreso neto por intereses y reajustes	141.483
Ingreso neto de comisiones	32.944
Resultado de operaciones financieras	16.109
Total ingresos operacionales	**190.536**
Gasto de pérdidas crediticias	(21.204)
Gastos de apoyo	(64.884)
Otros resultados	(8.801)
Resultado antes de impuesto	**95.647**
Impuesto a la renta	(17.559)
Utilidad consolidada del periodo	78.088

Resultado atribuible a:	
Tenedores patrimoniales del Banco	76.779
Interés no controlador	1.309

JONATHAN COVARRUBIAS H.
Gerente de Contabilidad

MIGUEL MATA HUERTA
Gerente General

IMPORTANT NOTICE

The unaudited financial information has been prepared in accordance with the Compendium of Accounting Standards for Banks effective from January 1, 2022 issued by the Financial Market Commission (FMC). The accounting principles issued by the FMC are substantially similar to IFRS but there are some exceptions. The FMC is the banking industry regulator according to article 2 of the General Banking Law. which by General Regulation establishes the accounting principles to be used by the banking industry. For those principles not covered by the Compendium of Accounting Standards for Banks, banks can use generally accepted accounting principles issued by the Chilean Accountant's Association AG which coincide with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If discrepancies exist between the accounting principles issued by the FMC (Compendium of Accounting Standards for Banks) and IFRS the Compendium of Accounting Standards for Banks will take precedence.

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